Westone Ventures Inc
#200, 10041- 81 avenue
EDMONTON, ALBERTA. CANADA
T6E 1W7
Ph. 780.424.4293

April 30 / 2003

03 MAY 14 AM 7:21


03050539

U.S. Securities & Exchange Commission
450-5th Street N.W. Mail Stop 3-9
Washington D.C. USA. 20549
Attn. International Corporate Finance.

SUPPL

RE: 12 g 3-2(b) File # 82 – 4890

To whom it may concern.

Please find attached current information for the 12g3-2(b) file for WESTONE VENTURES INC.

Please find attached the first quarter financial statements for the period ending February 28, 2003.

Please file accordingly.

Thank you for your time,

Yours truly
LEONARD D. JAROSZUK
President

dlw 5/20

12g3-2(b)
File# 82-4890

Westone Ventures Inc.

Financial Statements
(unaudited - see notice to reader)

Three month interim period ended February 28, 2003



BKR
INTERNATIONAL



Watson
Aberant
LLP
CHARTERED ACCOUNTANTS


Watson
Aberant
LLP

CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: info@watsonaberant.com

NOTICE TO READER

We have compiled the balance sheet of Westone Ventures Inc. as at February 28, 2003 and the interim statements of operations and deficit and cash flows for the three month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
Apirl 25, 2003

Chartered Accountants

See accompanying notes


BKR
INTERNATIONAL

Westone Ventures Inc.
(incorporated under the Business Corporations Act of Alberta)
Balance Sheet
(unaudited - see notice to reader)

	As at February 28, 2003	As at November 30, 2002
Assets		
Current		
Cash	$ 6,416	$ 75,854
Goods and services tax receivable	8,947	7,825
	$ 15,363	$ 83,679
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 10,194	$ 12,740
Advances from related party (note 3)	65,000	65,000
Advances from director (note 4)	478,563	506,164
	553,757	583,904
Share capital and deficit		
Share capital (note 5)	1,450,937	1,450,937
Deficit	(1,989,331)	(1,951,162)
	(538,394)	(500,225)
	$ 15,363	$ 83,679

Approved on behalf of the board

Director

Director

BKR INTERNATIONAL


See accompanying notes


Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Operations
(unaudited –see notice to reader)

Three month interim period ended February 28		2003		2002
Revenue	$	-	$	-
Expenses				
Management fees		15,000		-
Office and occupancy costs		7,639		7,806
General and administrative		7,557		18,692
Professional fees		7,123		3,865
Listing fees		817		-
Interest and bank charges		33		30
		38,169		30,393
Loss for the year	$	(38,169)	$	(30,393)
Basic loss per share	$	(0.002)	$	(0.002)
Diluted loss per share	$	(0.002)	$	(0.002)
Weighted average number of shares outstanding		16,889,875		15,996,000


BKR
INTERNATIONAL

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Deficit
(unaudited –see notice to reader)

Three month interim period ended February 28	2003	2002
Deficit, beginning of year	**$ (1,951,162)**	$ (1,805,925)
Loss for the year	**(38,169)**	(30,393)
Deficit, at end of year	**$ (1,989,331)**	$ (1,836,318)

See accompanying notes


BKR
INTERNATIONAL


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Cash Flows
(unaudited –see notice to reader)

Three month interim period ended February 28	**2003**	**2002**
Cash flows from operating activities		
Cash paid to suppliers	$ **(41,838)**	$ (11,626)
	(41,838)	(11,626)
Cash flows from investing activity		
Purchase of investments	**-**	(100)
Cash flows from financing activity		
Advances from director	**(27,600)**	(36,035)
Decrease in cash	**(69,438)**	(47,761)
Cash, at beginning of interim period	**75,854**	85,919
Cash, at end of interim period	$ **6,416**	38,158



BKR
INTERNATIONAL

See accompanying notes



Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. **Significant accounting policies**

(a) **Loss per share**

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(38,169)	16,889,875	$(0.002)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(38,169)	16,889,875	$(0.002)

Note A

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on November 30, 2002 and on the three month interim period ended February 28, 2003.

(b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions

2. **Significant accounting policies, continued**

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. **Related party transactions**

The following transactions have occurred during the year. These transactions are in the normal course of operations and are measured at their exchange amounts.

Management fees paid to director	$ 15,000
Occupancy costs paid to related party	$ 7,639
Repayment of advances from director	$ 27,601

For the three month interim period ended February 28, 2003 balances owing to the director and a related party were $478,563 and $65,000 respectively. The related party is related to the company through common significant influence. These outstanding balances are due on demand and are non-interest bearing. The related party has indicated that they do not intend to demand repayment in the next twelve months. As such the outstanding balance has been classified as a long term liability in these financial statements.

4. **Advances from director**

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

5. **Significant event**

Prior to January 1, 2003, Westone Ventures Inc. (the company) entered into negotiations to acquire 100% of the issued and outstanding shares of a company (targetco) involved in the protection and security services business.
It is the intention of management to acquire targetco with an effective acquisition date of January 1, 2003. As such all revenues and expenses of targetco from January 1, 2003 to closing will be the property of the company after the signed legal documents relating to the acquisition are finalized.
As of April 25, 2003, the legal agreements related to this transaction have not been finalized. Therefore, these financial statements do not includes on a consolidated basis the accounts of targetco.

6. **Share capital**

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2001	**15,996,000**	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**	152,460
Balance at November 30, 2002 and February 28, 2003	**17,520,600**	$ 1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

6. **Share capital, continued**

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005.

There were no changes in share capital for the three month interim period ended February 28, 2003

7. **Going concern considerations**

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.


BKR
INTERNATIONAL


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

8. Income taxes

For income tax purposes, the company has non-capital losses carried forward in the amount of $439,015, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$ 81,611	2007
$212,167	2008
$145,237	2009

In addition, the company has resource expenditures for which the tax deduction has been deferred.

9. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

10. Comparative figures

These financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2002.